SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

     IGI LABORATORIES, INC.

(Name of Issuer)

____Common Stock___

(Title of Class of Securities)

_____449575109____

(CUSIP Number)

____________August 20, 2010____________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 449575109	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frank Gerardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,414,668*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,414,668*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,668*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.23%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Includes 2,411,222 shares of the Issuer held by Univest Management Inc. Employee Profit Sharing Plan (the “Profit Sharing Plan”). Mr. Gerardi serves as the Trustee of such plan and all shares owned by such plan are for the benefit of Mr. Gerardi. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Issuer held by the Profit Sharing Plan.

**	Based on 33,407,372 outstanding shares of the Issuer’s common stock, net of treasury stock, as of August 20, 2010.

CUSIP No. 449575109	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Univest Management Inc. Employee Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,411,222
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,411,222
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,222
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

*	Based on 33,407,372 outstanding shares of the Issuer’s common stock, net of treasury stock, as of August 20, 2010.

EXPLANATORY NOTE

The reporting persons identified in this Schedule 13G were previously required to report their beneficial ownership of common stock of IGI Laboratories, Inc. (the “Issuer”) on Schedule 13D pursuant to Rule 13d-1(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).  As of August 20, 2010, such reporting persons’ intent with respect to the investment has changed and therefore, they are eligible to report their beneficial ownership of the Issuer’s common stock on Schedule 13G.  The reporting persons have entered into a joint file agreement, dated February 25, 2008, that is filed as an exhibit to the Schedule 13 D/A filed by the reporting persons with the Securities and Exchange Commission on February 25, 2008.

Item 1(a)	Name of Issuer: IGI Laboratories, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 105 Lincoln Avenue Buena, New Jersey 08310

Item 2 (a)	Name of Person Filing: (1) Frank Gerardi (2) Univest Management Inc. Employee Profit Sharing Plan

Item 2(b)	Address of Principal Business Offices: (1),(2): 149 West Village Way Jupiter, FL 33458

Item 2(c)	Citizenship: (1),(2): United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 449575109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a) [_]	Broker or dealer registered under Section 15 of the Act

	(b) [_]	Bank as defined in Section 3(a)(6) of the Act

	(c) [_]	Insurance company as defined in Section 3(a)(19) of the Act

	(d) [_]	Investment company registered under Section 8 of the Investment Company Act of 1940

	(e) [_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f) [_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g) [_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h) [_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i) [_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j) [_]	A non-U.S. institution in accordance with Rule 13d-1(b0(10(ii)(J)

	(k) [_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Not applicable.

Item 4	Ownership.

	(a)	Amount beneficially owned: 2,414,668

	(b)	Percent of class: 7.23%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,414,668

	(ii)	Shared power to vote or to direct the vote: -0-

	(iii)	Sole power to dispose or to direct the disposition of: 2,414,668

	(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8

Identification and Classification of Members of the Group.

Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2010

/s/ Frank Gerardi
Frank Gerardi

Univest Management Inc. Employee Profit Sharing Plan

By: /s/ Frank Gerardi
Trustee